Exhibit 6.1

MEMORANDUM OF UNDERSTANDING

BETWEEN

EFFECTIVE DATE: August 7th, 2016

LUX BIOLOGICS LIMITED

&

ADVANCED FUEL TECHNOLOGIES LIMITED

MEMORANDUM OF UNDERSTANDING

THIS MEMORANDUM OF UNDERSTANDING dated as of the 9th day of June 2016

BETWEEN:

Lux Biologics Limited a body corporate constituted under the laws of Canada, having a place of business at 36 King Street East, 4th Floor Toronto Ontario M5C 1E5 (Hereinafter referred to as “LUX”)

– and –

Advanced Fuel Technologies Limited, a body corporate that is constituted under the laws of Wyoming having a place of business 999 18th Street Suite 3000, Denver, Colorado USA 80202, Represented by Mireille Samson (Hereinafter referred to as (“INVESTOR/PARTNER”)

WHEREAS LUX. Introduced as a producer of Oil and has a proprietary process and facility to manufacture bio- oil.

The two parties agree to create the Memorandum of Understanding (MOU) for cooperation as follows:

WHEREAS the total budgeted value of the project for Phase 1 is: to build a 3 million liter biodiesel facility and a 3 million liter (792,000 gallons) oil facility expected to cost $ 1.5 million US dollars.

The total cost for the facility will be $1.5 million US dollar in which LUX deliver all equipment for an operating oil production facilities. The Equipment will be built in Canada.

GENERAL. The Investor /partner shall acquire fifty percent (50%) of Lux Biologics Limited shareholding and the know-how of the process that transforms carbon molecules into one cell lipids. Both parties are aware that the process is a know-how and not an intellectual property patterned or registers anywhere in the world.

WHEREAS the construction of the facilities will be built with specifications elaborated and approved by LUX and its engineers. It will be held 50/50 by the parties.

AND WHEREAS the parties wish to join their efforts and resources in order to realize the Project (Bio-oils).

AND WHEREAS the parties hereto have determined to enter into this Memorandum of Understanding (the "MOU") to set forth the general terms and conditions for the two parties to continue with good faith negotiations for the consummation of the transactions set forth and described herein.

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

(1)	Scope of the MOU

The parties agree and acknowledge that definitive agreements governing the relationship between the parties with respect to the transactions contemplated herein shall be set forth in formal and definitive contracts, agreements and other necessary documentation (collectively, the “Formal Agreements”) to be negotiated and executed between the parties, which shall contain terms, conditions, representations, warranties and covenants acceptable to both parties, their respective financial and legal advisors and any necessary third parties. This MOU may not cover all aspects of the envisaged transactions and such transactions will only be completed upon the execution of the Formal Agreements and Licensing Agreement.

(2)	Parties’ Contribution

The Final Agreements shall set forth, in detail, each of the parties’ contribution to the transaction - as well as their respective areas of responsibility with respect to the advancement and realization of the Project. However, on a preliminary basis, the parties agree to the following:

The parties hereto will attempt to enter into a contractual agreement, and without limiting the generality of the foregoing the parties will prioritize the following:

A.	The INVESTOR/PARTNER is investing 1.5 million US dollars in LUX;

i) $300,000 30 days after the commencement of the construction of the facility.

ii) $1,200,000 within the next 90 days after the facility is completely built

B.	INVESTOR/PARTNER will receive 50% control of LUX and signing authority on the account that will necessitate two signatures;

C.	A Use of Funds will be created and approved for the advancement of the project

D.	The INVESTOR/PARTNER may change the terms of payment if acceptable to Lux Biologics Limited

E.	The project or facility will be in Russell County, Province of Ontario area or in the Province of Quebec.

(3)	Expenses

The parties shall discuss, negotiate and agree upon their respective goals. Their agreement on these matters shall be set forth in the Use of Funds

(4)	Formal Agreements

LUX will endeavor to provide the INVESTOR with a draft of the Formal Agreements within ninety (90) days of the execution of this MOU. Once the MOU is executed both parties can agree that the signed MOU can be accepted as the formal agreement.

(5)	Nominee Holding

INVESTOR/PARTNER decide to introduce a nominee as the owner of his shares of LUX.

(6)	Confidentiality and Public Statements

This MOU shall remain confidential and no party shall disclose any of its contents without the prior written consent of the other party. Notwithstanding the foregoing:

(a)	Either party may disclose the terms of this MOU without the other party’s prior written consent to its financial, legal and other advisors for the purposes of affecting the transactions contemplated herein. Any such disclosure shall be on terms and conditions sufficient to preserve the confidential nature of the data and information contained herein; and

(b)	either party may disclose the terms of this MOU without the other party’s prior written consent only to the extent such information is required to be disclosed under applicable law, stock exchange regulations or by a governmental order, decree, regulation or rule.

(7)	Term and Termination

The term of this MOU shall be for five (5) working days from the date first written above, if not signed will become null and void.

(8)	Assignment

No assignment of any interest in this MOU may be made without the prior written consent of the other party hereto.

9)	Notices

Any notice, request, instruction, correspondence, or other documentation to be given hereunder by any party to the other shall be delivered personally, or by facsimile, in each case addressed to the parties at the following addresses:

For LUX:	For INVESTOR/PARTNER:

To: Lux Biologics Limited	To: Advanced Fuel Technologies Limited
Attn: Julien Peloquin	Attn: Mireille Samson

(10)	Governing Law

This MOU and the rights and duties of the parties arising out of this MOU shall be governed by and construed in accordance with laws of Ontario Canada, excluding any conflict of law rules that would apply the rules of another jurisdiction.

(11)	Prior Agreements

This MOU integrates the entire understanding between the parties with respect to the subject matter covered and supersedes all prior understandings, drafts, discussions or statements, whether oral or in writing, expressed or implied, dealing with the same subject matter.

(12)	No Partnership, Association, Etc.

Nothing contained in this MOU shall be construed to create an association, trust, partnership, or joint venture or impose a trust or partnership duty, obligation or liability on or with regard to the other party until it is fully executed.

(13)	Disputes

Any dispute arising pursuant to this MOU shall be exclusively settled by arbitration, held in ONTARIO. Any arbitral award will be final, binding and no appealable, and any judgment thereon may be executed and enforced in any court have jurisdiction.

IN WITNESS WHEREOF THE PARTIES hereto have duly executed this MOU on August 9th, 2016

-	Signed -

LUX BIOLOGICS LIMITED

__________________________

Per: Julien Peloquin, President

-	Signed -

____________________________

ADVANCED FUEL TECHNOLOGIES LIMITED

Per: Mireille Samson, CEO

Advanced Fuel Technologies Limited

Extending the period of Investment from the Founders

This addendum is an integral part of the subscription agreements signed August 12, 2015

Re: Prime Trek Investment Corp - Ambrosia Rosedale Capital Limited - Abigail 5 Capital Inc.

The Directors at AFT have agreed to extend the period of investment of the founders to August 11, 2017

Signed 11 December 2016

/s/ Mireille Samson

Mireille Samson CEO

/s/ Francesca Albano

Francesda Albano CFO